SEC FILE NUMBER 000-52218
CUSIP NUMBER 68235A200
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Theralink Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

15000 W. 6th Ave., #400

Address of Principal Executive Office (Street and Number)

Golden, CO 80401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Theralink Technologies, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The registrant is experiencing delays in the compilation of certain financial and other information required to be included in the form. The Company does expect that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Kucharchuk	888	585-4923
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three month ended June 30, 2023, the Company had approximately $25 thousand in cash as compared to $207,922 for the three months ended March 31, 2023. The decreased cash balance was the result of the company’s operating activities. For the three months ended June 30, 2023, net income amounted to approximately $4.7 million as compared to a net loss of $1,708,794 for the three months ended June 30, 2022, a positive change of approximately $6.4 million. The increase was a result of the changes in gross profit, operating expenses and other expenses. For the three months ended June 30, 2023, loss from operations amounted to approximately $1.7 million as compared to $1,376,333 for the three months ended June 30, 2022, an increase of approximately $300 thousand, or 21.8%. The increase was primarily a result of the increase in operating expenses offset by an increase in gross profit. For the nine months ended June 30, 2023 and 2022, total other expenses, net amounted to approximately $33.9 million and $738,414, respectively, an increase of approximately $33 million. The increase was primarily due to an increase in interest expense of $11 million resulting from an increase in amortization of debt discount of $10.2 million, an increase in interest bearing debt, and an increase in loss on debt extinguishment of approximately $5.4 million resulting from the exchange of convertible notes and preferred stock to new debentures on November 29, 2022, an increase in settlement expense of $200,000, and an increase in derivative expense of approximately $16.4 million resulting from the treatment of the new debentures and warrants as derivative liabilities.

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Theralink Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Andrew Kucharchuk
	Name:	Andrew Kucharchuk
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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